Exhibit 99.1

MAKEMYTRIP LIMITED ANNOUNCES FISCAL 2018 FIRST QUARTER

Financial Highlights for Fiscal 2018 First Quarter

(Year over Year (YoY) growth % are based on constant currency(1); please see table below for YoY growth % on actual basis)

•	Room nights(8) for MMT India(6) Standalone Hotels booked Online increased by 192.2% YoY in 1Q18. Our MMT India Standalone online hotels business accounted for over 94.8% of all Hotels and packages room nights in 1Q18.

•	Flight segments(9) for Air ticketing business increased by 65.7% YoY in 1Q18.

•	Revenue increased 54.6% YoY in 1Q18 to $192.1 million.

•	Revenue less service costs(2) increased 135.0% YoY in 1Q18 to $141.2 million. (Also refer to the discussions in “Fiscal 2018 First Quarter Financial Results”)

Gurgaon, India and New York, August 9, 2017 — MakeMyTrip Limited (NASDAQ: MMYT), India’s leading online travel company, today announced its unaudited financial and operating results for its first fiscal quarter ended June 30, 2017.

“Our strong operating performance in the quarter reflected MakeMyTrip’s strategy of pursuing high growth and share gains and optimization of operating costs.” said Deep Kalra, Group Chairman and Group CEO. “With our portfolio of brands and increased pace of product and technology innovations, we are able to deliver a superior experience, offer a greater value proposition and achieve higher loyalty from our customers as we continue to shift the largely offline hotels market online.”

MakeMyTrip’s financial and operating results for the fiscal 2018 first quarter include the financial and operating results of ibibo Group Holdings (Singapore) Pte. Ltd and its subsidiaries (“ibibo Group”) which we acquired on January 31, 2017.

(in thousands except EPS)	3 months Ended June 30, 2016	3 months Ended June 30, 2017	YoY Change	YoY Change in constant currency(1)
Financial Summary as per IFRS

Revenue	$121,226	$192,056	58.4%	54.6%
Results from Operating Activities	($27,812)	($67,996)
Loss for the period	($14,314)	($68,454)
Diluted loss per share	($0.34)	($0.70)
Financial Summary as per non-IFRS measures

Revenue Less Service Costs(2)	$58,868	$141,214	139.9%	135.0%
Air Ticketing	$23,880	$45,613	91.0%	86.1%
Hotels & packages	$33,213	$81,263	144.7%	139.7%
Other	$1,775	$14,338	707.8%	702.7%
Adjusted Operating Profit (Loss)(3)	($24,257)	($52,328)
Adjusted Net Loss (4)	($30,370)	($52,096)
Adjusted Diluted loss per share(4)	($0.73)	($0.53)

Operating Metrics
Gross Bookings(5)	$565,944.8	$1,024,317.5	81.0%	76.6%
Air Ticketing	$369,253.4	$649,966.2	76.0%	71.4%
Hotels & packages	$196,691.4	$374,351.3	90.3%	86.2%
Number of Transactions
Air Ticketing	2,150.3	3,420.2	59.1%
Hotels & packages	1,549.4	3,574.8	130.7%
Number of flight segments / room nights
Air Ticketing – Flight segments(9)	4,727.5	7,834.9	65.7%
Hotels & packages – Room nights(8)	2,345.1	5,799.8	147.3%
Standalone Hotels booked Online(7) — Room nights	1,881.4	5,497.3	192.2%

Notes:

(1)	Constant currency refers to our financial results assuming constant foreign exchange rates for the current fiscal period based on the reporting for the historical average rate used in the prior year’s comparable fiscal period.
(2)	Represents IFRS revenue after deducting cost for the acquisition of relevant services and products for sale to customers and adding expenses in the nature of promotions which had been adjusted against revenue. IFRS refers to International Financial Reporting Standards as issued by the International Accounting Standards Board.
(3)	Results from operating activities excluding employee share-based compensation costs and amortization of acquisition related intangibles.
(4)	Loss for the period excluding employee share-based compensation costs, amortization of acquisition related intangibles, share of loss of equity-accounted investees, net change in value of financial liability in business combination, net change in fair value of derivative financial instrument and income tax expense.
(5)	Represents the total amount paid by our customers for the travel services and products booked through us, including taxes, fees and other charges, net of cancellations, discounts and refunds.
(6)	MMT India refers to our Indian subsidiaries “MakeMyTrip (India) Private Limited” and “Ibibo Group Private Limited”.
(7)	Standalone Hotels booked Online include Standalone Hotels booked on Desktops, laptops, mobile and other online platforms.
(8)	“Room nights,” also referred to as a “hotel-room nights,” is the total number of hotel rooms occupied by a customer or group, multiplied by the number of nights that such customer or group occupies those rooms.
(9)	“Flight segment” means a flight between two cities, whether or not such flight is part of a larger or longer itinerary.

Please see “About Non-IFRS Financial Measures” included within this release to understand the importance of the financial measures set forth in notes (1) to (9) above. Reconciliations of IFRS financial measures to non-IFRS operating results are included at the end of this release.

Other information

Share Repurchase

On November 6, 2012, our Board of Directors authorized the Company to purchase outstanding ordinary shares, par value $0.0005 per share, of the Company. On January 22, 2016, our Board of Directors authorized the Company to increase the share repurchase plan to an amount aggregating up to US$150 million at a price per Ordinary Share not exceeding US$21.50 until November 30, 2021. There were no repurchases pursuant to the share repurchase plan during the fiscal 2018 first quarter. As of June 30, 2017, we had remaining authority to repurchase up to approximately $136.0 million of our outstanding ordinary shares under the plan.

MakeMyTrip Limited’s financial and operating results for the fiscal 2018 first quarter ending June 30, 2017, include the financial and operating results of ibibo Group, which was acquired on January 31, 2017. Accordingly, the reported results of Fiscal 2018 first quarter which is inclusive of the impact of the consolidation of the Ibibo Group may not be comparable with the reported result of Fiscal 2017 first quarter which did not have any impact of the consolidation of the Ibibo Group.

Fiscal 2018 First Quarter Financial Results

Revenue. We generated revenue of $192.1 million in the quarter ended June 30, 2017, an increase of 58.4% (an increase of 54.6% in constant currency) over revenue of $121.2 million in the quarter ended June 30, 2016.

Air Ticketing. Revenue from our air ticketing business increased by 73.1% (68.2% in constant currency) to $41.3 million in the quarter ended June 30, 2017 from $23.9 million in the quarter ended June 30, 2016. Revenue less service costs from our air ticketing business increased by 91.0% (86.1% in constant currency) to $45.6 million in the quarter ended June 30, 2017 from $23.9 million in the quarter ended June 30, 2016. In the quarter ended June 30, 2017, air ticket revenue less service costs includes $4.3 million of certain customer discounts which are in the nature of promotions expenses adjusted against revenue. This $4.3 million added back to revenue less services costs, with the accompanying increase in marketing and sales promotions expenses, is intended to more accurately reflect the way the company views its ongoing business and spends. Under IFRS, these customer discounts were required to be offset against revenue. This increase was due to an increase in gross bookings of 76.0% (71.4% in constant currency) driven by 65.7% increase in the number of air ticketing flight segments year over year including the impact of consolidation of the ibibo Group acquired on January 31, 2017. Further, our net revenue margin (defined as revenue less service cost as a percentage of gross bookings) increased from 6.5% in the quarter ended June 30, 2016 to 7.2% in previous reported quarter and to 7.0% in the quarter ended June 30, 2017.

Hotels and Packages. Revenue from our hotels and packages business increased by 40.8% (37.3% in constant currency) to $134.6 million in the quarter ended June 30, 2017, from $95.6 million in the quarter ended June 30, 2016. Our revenue less service costs increased by 144.7% (139.7% in constant currency) to $81.3 million in the quarter ended June 30, 2017 from $33.2 million in the quarter ended June 30, 2016. In the quarter ended June 30, 2017, hotels and packages revenue less service costs includes $5.0 million of certain customer discounts which are in the nature of promotions expenses adjusted against revenue. This $5.0 million added back to revenue less services costs, with the accompanying increase in marketing and sales promotions expenses, is intended to more accurately reflect the way the company views its ongoing business and spends. Under IFRS, these customer discounts were required to be offset against revenue. Gross bookings increased by 90.3% (86.2% in constant currency) driven by 147.3% increase in the number of hotels room nights year over year including the impact of consolidation of the ibibo Group acquired in January 31, 2017. Net revenue margin has improved from 16.9% in the quarter ended June 30, 2016 and 20.5% in the previous reported quarter to 21.7% in the quarter ended June 30, 2017 driven by increasing mix of standalone hotels bookings as a percentage of overall transactions.

Other Revenue. Our other revenue increased to $16.2 million in the quarter ended June 30, 2017 from $1.8 million in the quarter ended June 30, 2016, and our other revenue less service cost increased to $14.3 million in the quarter ended June 30, 2017 from $1.8 million in the quarter ended June 30, 2016. This was primarily due to bus ticketing revenue less service costs of $11.2 million in the quarter ended June 30, 2017 mainly contributed by ibibo Group consolidation coming from 10.8 million travelled bus tickets with gross bookings of $140.2 million. The increase in other revenue was further aided by growth in facilitation fees on travel insurance.

Total Revenue less Service Costs(2). Our total revenue less service costs increased by 139.9% (135.0% in constant currency) to $141.2 million in the quarter ended June 30, 2017 from $58.9 million in the quarter ended June 30, 2016, primarily as a result of a 144.7% (139.7% in constant currency) increase in our hotels and packages revenue less service costs, a 91.0% (86.1% in constant currency) increase in our air ticketing revenue less service costs and increase in our other revenue less service costs including the impact of consolidation of the ibibo Group acquired in January 31, 2017. In the quarter ended June 30, 2017, revenue less service costs also includes $9.3 million of certain customer discounts which are in the nature of promotion expenses adjusted against revenue. For further information and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure (revenue), see “— About Non-IFRS Financial Measures” and “Reconciliation of IFRS to NON-IFRS financial Measures” elsewhere in this Report.

Personnel Expenses. Personnel expenses increased by 126.3% to $29.8 million in the quarter ended June 30, 2017 from $13.1 million in the quarter ended June 30, 2016 mainly due to higher share based compensation costs in the quarter ended June 30, 2017 and the consolidation of the ibibo acquisition. Excluding employee share-based compensation costs, personnel expenses as a percentage of net revenue decreased by 4.3% year over year.

Marketing and sales promotion expenses. Marketing and sales promotion expenses increased by 152.5% to $133.0 million in the quarter ended June 30, 2017 from $52.7 million in the quarter ended June 30, 2016. Primary drivers of this year on year increase include significant customer inducement and acquisition programs expenses incurred to accelerate growth in our standalone hotel booking business and increases in brand advertisement expenses that was incurred in the quarter ended June 30, 2017 and the consolidation of marketing and sales promotion expenses of the ibibo Group. Including the promotion expenses of $9.3 million adjusted against revenue as explained above, marketing and sales promotion expenses increased by 170.2% year over year. The customer inducement/acquisition expenses are primarily incentives given to customers for accelerating growth in our standalone hotel booking business.

Other Operating Expenses. Other operating expenses increased by 58.5% to $29.6 million in the quarter ended June 30, 2017 from $18.7 million in the quarter ended June 30, 2016, primarily as a result of an increase in payment gateway charges and outsourcing expenses in line with the growth in our business and contribution of other operating expenses of the ibibo Group.

Depreciation and Amortization. Our depreciation and amortization expenses increased to $7.4 million in the quarter ended June 30, 2017 from $2.2 million in the quarter ended June 30, 2016, primarily as a result of an increase in amortization costs on acquisition-related intangibles related to the ibibo Group acquisition.

Results from Operating Activities. As a result of the foregoing factors, our results from operating activities were a loss of $68.0 million in the quarter ended June 30, 2017 as compared to a loss of $27.8 million in the quarter ended June 30, 2016. Excluding the effects of our employee share-based compensation costs and amortization of acquisition related intangibles for the first quarter of both fiscal years 2018 and 2017, we would have recorded an operating loss of $52.3 million in the quarter ended June 30, 2017 as compared with an operating loss of $24.3 million in the quarter ended June 30, 2016.

Net Finance Income (Cost). Our net finance income was $0.2 million in the quarter ended June 30, 2017 as compared to a net finance income of $13.9 million in the quarter ended June 30, 2016, primarily due to the net change in fair value of derivative financial instrument of $20.1 million and partially offset by interest expense of $3.6 million on convertible notes in the quarter ended June 30, 2016.

Profit (Loss) for the period. As a result of the foregoing factors, our loss for the quarter ended June 30, 2017 was $68.5 million as compared to a loss of $14.3 million in the quarter ended June 30, 2016. Excluding the effects of employee share-based compensation costs, amortization of acquisition related intangibles, share of loss of equity-accounted investees, income tax expense for the first quarter of both fiscal years 2018 and 2017, net change in fair value of derivative instrument and net change in value of financial liability related to business combination for the first quarter of fiscal year 2017, we would have recorded a net loss of $52.1 million in the quarter ended June 30, 2017 and a net loss of $30.4 million in the quarter ended June 30, 2016.

Diluted Earnings (Loss) per share. Diluted loss per share was $0.70 for the quarter ended June 30, 2017 as compared to diluted loss per share of $0.34 in the quarter ended June 30, 2016. After adjusting for employee share-based compensation costs, amortization of acquisition related intangibles, share of loss of equity-accounted investees, income tax expense for the first quarter of both fiscal years 2018 and 2017, net change in fair value of derivative instrument and net change in value of financial liability related to business combination for the first quarter of fiscal year 2017, diluted loss per share would have been $0.53 in the quarter ended June 30, 2017, compared to diluted loss per share of $0.73 in the quarter ended June 30, 2016.

Liquidity. As of June 30, 2017, the balance of cash and cash equivalents and term deposits on our balance sheet was $492.6 million.

Conference Call

MakeMyTrip will host a conference call to discuss the Company’s results for the quarter ended June 30, 2017 beginning at 7:30 a.m. EDT on August 9, 2017. To participate, please dial + 1-(844)-883-3862 from within the U.S. or +1-(574)-990-9829 from any other country. Thereafter, callers will be prompted to enter the participant passcode 62974188. A live webcast of the conference call will also be available through the Investor Relations section of the company’s website at http://investors.makemytrip.com.

A telephonic replay of the conference call will be available for two weeks by dialing +1-(855)-859-2056 and using passcode 62974188. A one month replay of the live webcast will also be available at http://investors.makemytrip.com, shortly following the conclusion of the call.

About Non-IFRS Financial Measures

The Company’s revenues are recognized on a “net” basis when we are acting as an agent, and on a “gross” basis when it is the “primary obligor. Income from packages, including income on airline tickets sold to customers as a part of tours and packages is accounted for on a gross basis since the Company is the primary obligor in the arrangement and assumes the risks and responsibilities, including the responsibility for delivery of services. Revenue from the packages business which is accounted for on a “gross” basis represents the total amount paid by customers for these travel services and products, while the cost of procuring the relevant services and products for sale to customers in this business is classified as service cost. The Company evaluates its financial performance based on revenue less service costs, which is a non-IFRS measure calculated as revenue after deducting cost for the acquisition of relevant services and products for sale to customers and adding promotion expenses in the nature of certain customer discounts which had been adjusted against revenue, as it believes that revenue less service costs reflects more accurately the value addition of the travel services that it provides to customers in its packages business where it is the primary obligor and is similar to the revenue on a “net” basis for its air ticketing and hotels business where it acts as an agent. The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB. The Company’s revenue less service costs may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

Constant currency results are financial measures that are not in accordance with IFRS, and assume constant currency exchange rates used for translation based on the rates in effect during the comparable period in the prior fiscal year.

The Company believes that adjusted operating profit (loss), adjusted net profit (loss), adjusted diluted earnings (loss) per share and change in constant currency are useful in measuring the results of the Company. The Company believes that its current calculations of adjusted operating profit (loss), adjusted net profit (loss), adjusted diluted earnings (loss) per share and change in constant currency represent a balanced approach to adjusting for the impact of certain discrete, unusual or non-cash items which are useful in measuring the results of the Company and provide investors and analysts a more accurate representation of its operating results. The Company believes that investors and analysts in its industry use these non-IFRS measures to compare the Company and its performance to that of its global peers.

The IFRS measures most directly comparable to adjusted operating profit (loss), adjusted net profit (loss) and adjusted diluted earnings (loss) per share are results from operating activities, profit (loss) for the period and diluted earnings (loss) per share, respectively. The Company believes that adjustments to these IFRS measures (including employee stock compensation costs, expenses such as amortization of acquisition related intangibles (including trade name, customer relationship and non-compete), merger and acquisition related expenses, impairment of intangible assets, share of loss of equity-accounted investees, net change in the fair value of derivative financial instruments, interest expense on financial liabilities measured at amortized cost, net change in value of financial liability related to business combination, direct cost related to convertible notes, income on license acquired, impairment in respect of an equity accounted investee and income tax expense) provide investors and analysts a more accurate representation of the Company’s operating results.

A limitation of using adjusted operating profit (loss), adjusted net profit (loss) and adjusted diluted earnings (loss) per share instead of operating profit (loss), net profit (loss) and earnings (loss) per share calculated in accordance with IFRS as issued by the IASB is that these non-GAAP financial measures exclude a recurring cost, namely share-based compensation. Management compensates for this limitation by providing specific information on the IFRS amounts excluded from adjusted operating profit (loss), adjusted net profit (loss) and adjusted diluted earnings (loss) per share.

Safe Harbor Statement

This release contains certain statements concerning the Company’s future growth prospects and forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the Company’s current expectations, assumptions, estimates and projections about the Company and its industry. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” and similar expressions. Such statements include, among other things, quotations from management as well as MakeMyTrip’s (MMYT) strategic and operational plans. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, the slow-down of economic growth in India and the global economic downturn, general declines or disruptions in the travel industry, volatility in the trading price of MMYT’s shares, MMYT’s reliance on its relationships with travel suppliers and strategic alliances, failure to further increase MMYT’s brand recognition to obtain new business partners and consumers, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in India and overseas, failure to successfully develop MMYT’s corporate travel business, damage to or failure of MMYT’s infrastructure and technology, loss of services of MMYT’s key executives, and inflation in India and in other countries. These and other factors are more fully discussed in the “Risk Factors” section of MMYT’s 20-F dated July 18, 2017, filed with the United States Securities and Exchange Commission. All information provided in this release is provided as of the date of issuance of this release, and MMYT does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About MakeMyTrip Limited

MakeMyTrip Limited is India’s leading online travel company. We own and operate well recognized online brands, including MakeMyTrip, goibibo and redbus. Through our primary websites, www.makemytrip.com, www.goibibo.com, www.redbus.in, and mobile platforms, travelers can research, plan and book a wide range of travel services and products in India as well as overseas. Our services and products include air ticketing, hotel and alternative accommodations bookings, holiday planning and packaging, rail ticketing, bus ticketing, car hire and ancillary travel requirements such as facilitating access to third-party travel insurance and visa processing.

We provide our customers with access to all major domestic full-service and low-cost airlines operating in India and all major airlines operating to and from India, over 45,000 hotels, 13,500 alternative accommodation properties in India and more than 500,000 hotels and properties outside India, Indian Railways and all major Indian bus operators.

For more details, please contact:

Jonathan Huang

Vice President - Investor Relations

MakeMyTrip Limited

+1 (917) 769-2027

Jonathan.Huang@makemytrip.com

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(UNAUDITED)

(Amounts in USD thousands)

	As at March 31, 2017	As at June 30, 2017
Assets
Property, plant and equipment	15,334	16,778
Intangible assets and goodwill	1,170,727	1,168,187
Trade and other receivables, net	2,176	2,157
Investment in equity-accounted investees	18,212	17,647
Other investments	5,791	5,863
Term deposits	20,162	165
Non-current tax assets	19,306	19,550
Other non-current assets	29,658	29,839
Employee benefit assets	229	172

Total non-current assets	1,281,595	1,260,358

Inventories	251	78
Current tax assets	81	77
Trade and other receivables, net	35,108	39,521
Term deposits	75,511	125,493
Other current assets	50,232	47,242
Cash and cash equivalents	101,704	366,923
Assets held for sale	302	—

Total current assets	263,189	579,334

Total assets	1,544,784	1,839,692

Equity
Share capital	46	51
Share premium	1,607,373	1,937,653
Reserves	952	1,324
Accumulated deficit	(298,581)	(366,754)
Share based payment reserve	61,410	68,935
Foreign currency translation reserve	33,601	34,881

Total equity attributable to equity holders of the Company	1,404,801	1,676,090
Non-controlling interest	661	419

Total equity	1,405,462	1,676,509

Liabilities
Loans and borrowings	523	655
Employee benefits	2,946	3,108
Deferred revenue	265	152
Deferred tax liabilities, net	159	148
Other non-current liabilities	1,027	1,158

Total non-current liabilities	4,920	5,221

Loans and borrowings	226	254
Trade and other payables	127,077	149,230
Deferred revenue	3,045	1,463
Other current liabilities	4,054	7,015

Total current liabilities	134,402	157,962

Total liabilities	139,322	163,183

Total equity and liabilities	1,544,784	1,839,692

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME  (LOSS)

(UNAUDITED)

(Amounts in USD thousands, except per share data and share count)

	For the three months ended June 30,
	2016	2017
Revenue
Air ticketing	23,880	41,325
Hotels and packages	95,571	134,574
Other revenue	1,775	16,157

Total revenue	121,226	192,056
Other income	—	12
Service cost
Procurement cost of hotel and packages services	62,358	58,357
Other cost of providing services	—	1,819
Personnel expenses	13,141	29,821
Marketing and sales promotion expenses	52,679	133,021
Other operating expenses	18,669	29,599
Depreciation and amortization	2,191	7,447

	(27,812)	(67,996)

Finance income	20,921	795
Finance costs	6,976	563

Net finance income	13,945	232

Share of loss of equity-accounted investees	(417)	(651)

Loss before tax	(14,284)	(68,415)
Income tax expense	(30)	(39)

Loss for the period	(14,314)	(68,454)
Other comprehensive income (loss)
Foreign currency translation differences on foreign operations	(556)	1,277
Net change in fair value of available-for-sale financial assets	80	372

Other comprehensive income (loss) for the period, net of tax	(476)	1,649

Total comprehensive income (loss) for the period	(14,790)	(66,805)

Loss attributable to:
Owners of the Company	(14,314)	(68,184)
Non-controlling interest	—	(270)

Loss for the period	(14,314)	(68,454)

Total comprehensive loss attributable to:
Owners of the Company	(14,790)	(66,532)
Non-controlling interest	—	(273)

Total comprehensive loss for the period	(14,790)	(66,805)

Loss per share (in USD)
Basic	(0.34)	(0.70)
Diluted	(0.34)	(0.70)
Weighted average number of shares (including Class B Shares)
Basic	41,678,925	97,426,641
Diluted	41,678,925	97,426,641

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(UNAUDITED)

(Amounts in USD thousands)

	Attributable to equity holders of the Company
	Share Capital	Share Premium	Fair Value Reserves	Accumulated Deficit	Share Based Payment Reserve	Foreign Currency Translation Reserve	Total	Non-Controlling Interest	Total Equity
Balance as at April 1, 2017	46	1,607,373	952	(298,581)	61,410	33,601	1,404,801	661	1,405,462
Total comprehensive income (loss) for the period
Loss for the period	—	—	—	(68,184)	—	—	(68,184)	(270)	(68,454)

Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	—	1,280	1,280	(3)	1,277
Net change in fair value of available-for-sale financial assets	—	—	372	—	—	—	372	—	372

Total other comprehensive income (loss)	—	—	372	—	—	1,280	1,652	(3)	1,649

Total comprehensive income (loss) for the period	—	—	372	(68,184)	—	1,280	(66,532)	(273)	(66,805)

Transactions with owners, recorded directly in equity
Contributions by owners
Share-based payment	—	—	—	—	11,958	—	11,958	31	11,989
Issue of ordinary shares on exercise of share based awards	—	4,424	—	—	(4,422)	—	2	—	2
Transfer to accumulated deficit on expiry of share based awards	—	—	—	11	(11)	—	—	—	—
Issue of ordinary shares in placement offering	5	325,856	—	—	—	—	325,861	—	325,861

Total contributions by owners	5	330,280	—	11	7,525	—	337,821	31	337,852

Balance as at June 30, 2017	51	1,937,653	1,324	(366,754)	68,935	34,881	1,676,090	419	1,676,509

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(UNAUDITED)

(Amounts in USD thousands)

	For the three months ended June 30,
	2016	2017
Loss for the period	(14,314)	(68,454)
Adjustments for non-cash items	(8,153)	19,981
Change in working capital	8,393	22,410

Net cash generated used in operating activities	(14,074)	(26,063)

Net cash generated from (used in) investing activities	13,595	(34,469)

Net cash generated from (used in) financing activities	(2,523)	326,139

Increase (decrease) in cash and cash equivalents	(3,002)	265,607
Cash and cash equivalents at beginning of the period	46,273	101,704
Effect of exchange rate fluctuations on cash held	(261)	(388)

Cash and cash equivalents at end of the period	43,010	366,923

MAKEMYTRIP LIMITED

RECONCILIATION OF IFRS TO NON-IFRS FINANCIAL MEASURES

(Unaudited)

(Amounts in USD thousands)

	Three months ended June 30,
	Air ticketing		Hotels and packages		Others		Total
	2016	2017	2016	2017	2016	2017	2016	2017
Revenue as per IFRS	23,880	41,325	95,571	134,574	1,775	16,157	121,226	192,056
Add: Expense in nature of promotions adjusted against revenue	—	4,288	—	5,046	—	—	—	9,334

	23,880	45,613	95,571	139,620	1,775	16,157	121,226	201,390
Less: Service cost as per IFRS	—	—	62,358	58,357	—	1,819	62,358	60,176

Revenue less service cost	23,880	45,613	33,213	81,263	1,775	14,338	58,868	141,214

Reconciliation of Adjusted Operating Profit (Loss)	For the three months ended June 30,
(Unaudited)	2016	2017
Results from operating activities as per IFRS	(27,812)	(67,996)
Add: Employee share-based compensation costs	3,153	11,989
Add: Acquisition related intangibles amortization	402	3,679

Adjusted Operating Profit (Loss)	(24,257)	(52,328)

Reconciliation of Adjusted Net Loss	For the three months ended June 30,
(Unaudited)	2016	2017
Income (Loss) for the period as per IFRS	(14,314)	(68,454)
Add: Employee share-based compensation costs	3,153	11,989
Add: Acquisition related intangibles amortization	402	3,679
Add (Less): Net Change in fair value of derivative instrument	(20,060)	—
Add: Share of loss of equity-accounted investees	417	651
Add: Net change in value of financial liability in business combination	2	—
Add: Income tax expense	30	39

Adjusted Net Loss	(30,370)	(52,096)

Adjusted Earnings (Loss) per share
Diluted	(0.73)	(0.53)

Reconciliation of Adjusted Diluted Earnings (Loss) per Share	For the three months ended June 30,
(Unaudited)	2016	2017
	(in US$)
Diluted Earnings (Loss) per share for the period as per IFRS	(0.34)	(0.70)
Add: Employee share-based compensation costs	0.08	0.12
Add: Acquisition related intangibles amortization	0.01	0.04
Add (Less): Net Change in fair value of derivative instrument	(0.49)	—
Add: Share of loss of equity-accounted investees	0.01	0.01
Add : Net change in value of financial liability in business combination *	—	—
Add: Income tax expense *	—	—

Adjusted Diluted Earnings (Loss) per share	(0.73)	(0.53)

*Less than $0.01.

	For the three months ended June 30, 2017
	Revenue				Revenue less service costs
Reported Growth and Constant Currency Growth (YoY)	Air Ticketing	Hotels and packages	Other	Total	Air Ticketing	Hotels and packages	Other	Total
Reported Growth	73.1%	40.8%	810.1%	58.4%	91.0%	144.7%	707.8%	139.9%
Impact of Foreign Currency Translation	-4.9%	-3.5%	-5.1%	-3.8%	-4.9%	-5.0%	-5.1%	-4.9%

Constant Currency Growth	68.2%	37.3%	805.0%	54.6%	86.1%	139.7%	702.7%	135.0%

MAKEMYTRIP LIMITED

OPERATING DATA (Unaudited)

	For the three months ended June 30, 2017
	2016	2017
	(in thousands, except percentages)
Number of transactions
Air ticketing	2,150.3	3,420.2
Hotels and packages	1,549.4	3,574.8

Number of flight segments / room nights
Air ticketing - Flight segments	4,727.5	7,834.9
Hotels and packages - Room nights	2,345.1	5,799.8

Revenue less service cost:
Air ticketing	$23,880	$45,613
Hotels and packages	33,213	81,263
Other revenue	1,775	14,338

	$58,868	$141,214

Gross Bookings
Air ticketing	$369,253.4	$649,966.2
Hotels and packages	196,691.4	374,351.3

	$565,944.8	$1,024,317.5

Net revenue margins
Air ticketing	6.5%	7.0%
Hotels and packages	16.9%	21.7%

	For the three months ended June 30,
	2016
Proforma Basis	MakeMyTrip	ibibo Group(1)	Proforma Combined Company(1)	2017
	(in thousands)
Number of flight segments / room nights
Air ticketing - Flight segments	4,727.5	1,682.1	6,409.6	7,834.9
Hotels and packages - Room nights	2,345.1	2,200.1	4,545.2	5,799.8
MMT India Standalone Hotels booked Online – Room nights	1,881.4	2,155.2	4,036.6	5,497.3

(1)	Pro forma combined company values combine the historical values for ibibo Group based on management estimates and MakeMyTrip as if the acquisition of ibibo group by MakeMyTrip had occurred on April 1, 2016. The acquisition of ibibo group by MakeMyTrip closed on January 31, 2017. The pro forma combined company values have not been adjusted to give effect to any pro forma events resulting from the acquisition, including, without limitation, costs savings, operating synergies or revenue enhancements. The pro forma combined information is not necessarily indicative of what the combined MakeMyTrip and ibibo Group values actually would have been had the acquisition been completed as of April 1, 2016.